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March 9, 2017
Via EDGAR
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3561
RE:     Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2016
Filed on May 27, 2016
File Number: 1-12235

Dear Ms. Blye:
This letter responds to the comment set forth in your letter dated February 27, 2017 to Jeffrey L. McRae, former Senior Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”), who was succeeded by James F. McCabe, Jr. on August 8, 2016, regarding the Company’s report listed above.  For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment.
Risk Factors. page 9
Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices...,page 12

1.
You disclose on page 6 that Boeing is your largest customer. In publicly available correspondence Boeing submitted to us in 2015, Boeing discussed contacts with Sudan and Syria. A 2013 news article reports your entering into an agreement to supply parts to Fokker Services, and a 2015 news article reports that Sudan Airways has Fokker planes in its fleet. We note also that the investor relations section of your website includes Sudan in its drop down menu. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, resellers, customers, affiliates, or other direct or indirect arrangements. In this regard, please tell us whether Boeing and/or Fokker use your components, parts or technologies in contacts with Sudan and Syria. You should describe any products, services, components or technologies you have provided to Sudan and Syria,

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance

directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.
RESPONSE:
The Company is aware that Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. The Company confirms that, to the best of its knowledge after making inquiries we believe were appropriate in the circumstances, neither the Company nor any subsidiary of the Company has had any past or current contacts with Sudan or Syria, including providing any products, services, components or technologies to Sudan and Syria, and we do not anticipate such contacts in the future. The Company takes seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining compliance with applicable export control and economic sanctions laws and regulations and has in place policies and procedures in this regard. The Company has allocated resources to maintain a robust compliance program specific to the Company’s U.S. and non-U.S. activities. In addition, the terms and conditions in contracts used by the Company and its subsidiaries generally explicitly require customers to secure proper U.S. government authorization prior to exporting products from the United States, or retransferring, or reexporting U.S.-origin products from third countries. When acting as the exporter, the Company’s export policy requires its personnel to conduct denied party screening and review export transactions for red flags that could lead to prohibited diversion or transshipment. Transactions involving denied parties or sanctioned countries are prohibited by Company policy, unless U.S. Government authorization is first obtained.
With respect to the Company’s drop down menu on the investor relations section of the Company’s website, this software containing the list of countries necessary to respond to investor requests for information was purchased by the Company from a commercial provider without any input from the Company.
Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.

Sincerely,

/s/James F. McCabe
James F. McCabe
Senior Vice President and Chief Financial Officer